Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

June 30, 2023	Evan M. D’Amico Direct: +1 202.887.3613 Fax: +1 202.530.4255 EDAmico@gibsondunn.com

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Vahanna Tech Edge Acquisition I Corp.

Amendment No. 1 to Form S-4

Filed May 10, 2023

File 333-269747

Dear Mr. Arzonetti:

On behalf of Vahanna Tech Edge Acquisition I Corp. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 6, 2023 (the “Comment Letter”) with regard to Amendment No.1 to the Registration Statement on Form S-4 (File No. 333-269747) filed by the Company on May 10, 2023 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to such comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”).

Questions and Answers

Summary, page 1

1.

We note your response to comment 4 and revised disclosure on page 2. Please revise to include Risk Factor disclosure addressing the inability of shareholders to know whether the combined company will be a BVI or Delaware company at the time of their investment decision. Please also cross reference from page 2 to the Risk Factor and the disclosure on page 293 comparing statutory provisions in BVI and Delaware. Additionally, revise to further clarify the reasons for the cutoff at 48% of redemptions and how that impacts the board’s recommendation to redomesticate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 2, 3 and 101 accordingly.

2.

We note your response to comment 7 and revised disclosure on pages 10 and 35. Please revise to disclose the details of the “relatively small number of clients” responsible for a substantial portion of your revenues as discussed in your response letter.

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Roadzen has revised the risk factor titled “A substantial portion of our revenue is derived from a relatively small number of clients including insurers, OEMs, and automotive fleets, and the loss of any of these clients, or a significant revenue reduction from any of these clients, could materially impact our business, results of operations and financial condition.” on pages 36 and 37 to further discuss the one customer that, at the time of closing of the business combination, will no longer represent a material portion of Roadzen’s revenues on a pro forma basis (after giving effect to Roadzen’s acquisitions of GIM and NAC). The Company respectfully advises the Staff that Roadzen has advised the Company that no other customer of Roadzen represents a material portion of its revenues and, accordingly, no other customer is required to be discussed in greater detail on an individual basis.

Risk Factors, page 35

3.

To provide context for the risks associated with the possible 40% tax rate, please revise to clarify the activities and identify the individuals where you reference “activities carried out by certain Indian residents in their capacity as members of our Board of officers of the Company.” Please also clarify “40% plus applicable surcharge and cess.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Roadzen has revised its disclosure on pages 73 and 74 accordingly.

Recommendation of the Vahanna Board of Directors, page 116

4.

We note your response to comment 34 and revised disclosure referring to Mr. Ramgopal’s professional relationships with Messrs. Kalra and Malhotra. Please revise to clarify the nature of the professional relationships. For example, does Mr. Ramgopal serve as a director or officer with Messrs. Kalra or Malhotra?

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 126 and 229 accordingly.

Vahanna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 135

5.

Please enhance the Management’s Discussion and Analysis (“MD&A”) section of your filing to explain the fluctuation in accrued expenses from $158,930 at December 31, 2021 to $1,130,575 at December 31, 2022 and the corresponding increase in general and administrative expenses from $186,554 to $1,755,131 during the periods then ended and as noted in your audited financial statements beginning on page F-3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has enhanced the MD&A to address the Staff’s comment on page 145.

Information about Roadzen, page 141

6.	We note your response to comments 16 and 17. Please revise your disclosure here and where appropriate to provide the requested information. In this regard we note the following.

•	Include relative sizes of Roadzen, Global Insurance Management and National Automobile Club;

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the size of Roadzen’s, GIM’s and NAC’s respective lines of business is already included on pages 152, 153 and 174 where the revenues generated by each line of business are discussed and compared from period to period.

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

•

Provide an overview of Roadzen, Global Insurance Management and National Automobile Club as well as the planned operations and relative sizes and geographic locations of the different lines of business, including an overview of the business intended to be conducted by the combined company after the deSPAC; and

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that thorough overviews of Roadzen, GIM and NAC, including where each entity operates, are already provided on pages 148 through 153. The Company respectfully advises the Staff that additional disclosure has been included on pages 153 through 155 to discuss the business intended to be conducted by the combined company after the merger. As noted above, the Company respectfully advises the Staff that the size of Roadzen’s, GIM’s and NAC’s respective lines of business is already included on pages 152, 153 and 174 where the revenues generated by each line of business are discussed and compared from period to period.

•

Clarify the extent to which Global Insurance and National Automobile are included where you use “we” and “our,” for example in the last bullet point on page 10, or when you use the term “Roadzen,” given that the acquisitions of Global Insurance and National Automobile are conditions to the merger.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised certain disclosure in Amendment No. 2 to clarify which entity or entities are being referred to. Additionally, the Company respectfully advises the Staff that the Registration Statement already contains language clarifying the meaning of terms such as “we,” “us,” and “our” as used in specific sections of the Registration Statement. With respect to the last bullet on page 10 noted by the Staff, such risk factor, after discussing each of Roadzen, NAC and GIM individually, states Roadzen’s expectation for New Roadzen (which is defined to include GIM and NAC) to continue to depend upon a small number of clients for a significant portion of revenues for the foreseeable future.

Unaudited Prospective Financial Information of Roadzen, page 186

7.

We note your response to comment 27 and reissue in part. Please revise to disclose to what extent the “new contracts with higher margins” at GIM, “newly signed contracts” at NAC or assumptions about future contract pricing are material to the projections. In this regard, please reconcile these assumptions with the following statement on page 36 regarding prices: “In the past, we have been required to, and may in the future be required to, reduce the average fixed fees and/or commissions charged for our products, or otherwise agree to materially less favorable terms in response to these pressures.” Please also clarify the nature of the relationships between Roadzen and GIM and NAC and the terms under which the “automated claims” and “digitization technologies,” as referenced on page 189, are provided to GIM and NAC by Roadzen.

Staff’s note: Please revise to disclose to what extent the “new contracts with higher margins” at GIM, “newly signed contracts” at NAC or assumptions about future contract pricing are material to the projections.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Roadzen has revised its disclosure on pages 199 and 200 accordingly.

Staff’s note: In this regard, please reconcile these assumptions with the following statement on page 36 regarding prices: “In the past, we have been required to, and may in the future be required to, reduce the average fixed fees and/or commissions charged for our products, or otherwise agree to materially less favorable terms in response to these pressures.”

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, irrespective of the recently improved contract terms and projected improvements in revenue, the risk factor noted by the Staff is nonetheless applicable. The Company notes that there is always a risk that Roadzen may have to reduce fees or concede on terms in negotiating agreements with customers.

Staff’s note: Please also clarify the nature of the relationships between Roadzen and GIM and NAC and the terms under which the “automated claims” and “digitization technologies,” as referenced on page 189, are provided to GIM and NAC by Roadzen.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Roadzen has revised pages 199 and 200 accordingly.

Background of the Merger, page 197

8.	We note your response to comment 31 and reissue in part. Please revise to clarify the extent to which GIM and/or NAC participated in the negotiations between Vahanna and Roadzen.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Roadzen has revised page 208 to clarify that neither GIM nor NAC participated in any negotiations between the Company and Roadzen.

9.

We note your revised disclosure in response to comments 28 and 29 and reissue the comments in part. You state that negotiations and diligence between Roadzen and NAC and GIM began in January 2022 but that Vahanna was not involved in the transactions or negotiations. Please revise to clarify how Vahanna and Roadzen, when considering and negotiating the proposed business combination, addressed Roadzen’s pending NAC and GIM negotiations. We note Vahanna reviewed business data between January 18, 2022 and March 20, 2022; and, given the business combination is conditioned on completion of the transactions, it appears the parties considered the NAC and GIM acquisitions as material to the business combination. We also note the statement that prior to the IPO, neither Vahanna, nor anyone on its behalf, contacted any prospective business. Please revise to clarify the nature and extent of the discussions regarding Roadzen’s capital raising efforts beginning on November 10, 2021 after Mr. Adhikari introduced Mr. Ramgopal to Roadzen. In this regard, it is unclear whether Vahanna was viewed as a source for Roadzen’s capital raising efforts. Additionally, as previously requested, please describe how and why the initial proposed terms of the transaction were revised over time. For example, on page 200 you state that between March 22, 2022 and April 29, 2022, the parties continued to negotiate closing conditions “regarding minimum cash, PIPE and alternative financing arrangements, transaction expense caps,” etc. However, you do not identify the amounts and terms of these items or explain whether and how they were amended in the fall of 2022 “via [the] proposed definitive documents” referenced on page 203.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Roadzen has revised pages 208, 210 and 211 accordingly.

Interests of Vahanna’s Directors and Executive Officers in the Merger, page 215

10.

We note your response to comment 33 and reissue in part. Please quantify the aggregate dollar amount and describe the nature of what the company’s officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the officers and directors are awaiting reimbursement. In this regard, we note the success fee to be paid to Indus LLP, which is controlled by the CEO.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 123, 124, 125, 227 and 228 accordingly.

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Vahanna Tech Edge Acquisition Corp. Financial Statements

Note 2 - Revision of Previously Issued Financial Statements, page F-11

11.

Please expand your disclosures to explain in more detail the nature of, and underlying reasons for, the revisions made to the December 31, 2021 financial statements, including a discussion of how the adjustments were determined and the accounting guidance relied upon to support these revisions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has enhanced the disclosures on page F-36 to address the Staff’s comment. Further, the Company advises the Staff that the primary reason for the revision made to the December 31, 2021 financial statements is that the Company determined that the Remeasurement of Class A ordinary shares to redemption value amount in the Statements of Changes in Shareholders’ Deficit should agree to the similarly captioned amount in Note 3 — Summary Of Significant Accounting Policies — Class A ordinary shares subject to possible redemption as shown on pages F-38 and F-39. The revisions were primarily the result of not properly including, in accordance with SEC Staff Accounting Bulletin Topic 5.A, Expenses of Offering, the costs of $1,123,500 associated with the underwriter shares issued as part of the public offering.

Global Insurance Management Ltd Financial Statements

Note 15. Other income (expense) net, page F-112

12.

We note your response to comment 36 and your revised disclosure on page F-112. Please further enhance your disclosure to explain your accounting policies for writing back payable balances and writing off trade receivables accompanied by an enhanced discussion of the underlying reasons for the write back of trade payable balances and the write off of trade receivable balances during the years ended December 31, 2022 and 2021.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that GIM has revised its disclosure in Note 2(b) and 2(h) to its condensed consolidated financial statements as at and for the three-month period ended March 31, 2023 accordingly. Please see pages F-93 and F-95 for the revised disclosure. Additionally, the Company respectfully advises the Staff that additional disclosure concerning the underlying reasons for GIM’s write back of trade payable balances and write off of trade receivable balances during the years ended December 31, 2022 and 2021, has been included on page 153.

General

13.

We note your response to comment 39 and reissue. Please clarify whether or not the sponsor itself has any ownership interest in the target and, if so, please disclose the amount and the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company already disclosed on pages 125 and 229 of the Registration Statement that the Sponsor does not have any ownership interest in Roadzen.

14.

We note your response to comments 42 and 43 and the statement that the company will include appropriate disclosure in subsequent amendments “if the parties enter into any definitive agreements.” Please reconcile with statements that you “assume” consummation of a private placement for $54.7 million. On what basis is this specific dollar amount for a PIPE provided and assumed?

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no definitive agreements for a PIPE currently, but the Company assumes that a PIPE transaction will be required to satisfy two closing conditions in the merger agreement: (i) a minimum cash condition of $50 million and (ii) net tangible assets in excess of $5 million at the time of closing of the business combination. The assumed PIPE amount as shown in Amendment No. 2 is the amount required to satisfy the two conditions based on the Company’s current

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com financial statements. The Company has included disclosure of these two conditions to closing on pages iv, 17 and 108. The Company will include appropriate disclosure in subsequent amendments if the parties enter into any definitive agreements concerning a PIPE transaction.

* * *

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico

Evan M. D’Amico